UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Resolution to Enter into a Trust Agreement for Acquisition of Treasury Shares

On July 24, 2026, the board of directors of Woori Financial Group Inc. resolved to enter into a trust agreement to acquire treasury shares. The details are as follows :

1. Total contract amount : KRW 150,000,000,000

2. Contract period : July 24, 2026 – January 22, 2027

3. Purpose of acquisition : To enhance shareholder return and improve corporate value through the acquisition of treasury shares

4. Contracting party : Korea Investment & Securities Co., Ltd.

5. Expected date of agreement : July 24, 2026

6. Number of treasury shares as of July 24, 2026 : 53,945 shares (0.01%)

7. Date of resolution by the board of directors : July 24, 2026

8. Brokerage company appointed for the share acquisition : Korea Investment & Securities Co., Ltd.

9. Limitation on the acquisition amount of treasury shares as of July 24, 2026 :

Item	Amount (Unit : KRW million)
1. Upper limit of profit available for dividends in accordance with the Korean Commercial Code Note1)	7,752,627
2. Amount of treasury shares acquired since the end of the previous fiscal year	200,000
3. Dividends and related earnings surplus reserves resolved at the annual general shareholders’ meeting held after the end of the previous fiscal year	672,377
4. Quarterly/interim dividends and related earnings surplus reserves resolved at the meeting of the board of directors after the end of the previous fiscal year	320,695
5. Contract amount of the trust agreement for acquisition of treasury shares	—
6. Amount of treasury shares disposed since the end of the previous fiscal year (based on the moving average method applied to the acquisition cost)	—
Limitation on the acquisition amount of treasury shares (1-2-3-4-5+6)	6,559,555

Note1) As of December 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: July 24, 2026	By:	/s/ Seong Min Kwak
(Signature)
Name: Seong Min Kwak
Title: Deputy President